# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bel Fuse Inc., CIK 0000729580
CUSIP: 077347201
Title of class of securities: Class A Common Stock ($0.10 par value)
Address of issuer's principal executive offices: 300 Executive Drive, Suite 300, West Orange, New Jersey (NJ), 07052
Date of event which requires filing of this statement: 09/04/2025
Filed by CIK 0001953973
Persons authorized to receive notices and communications: Christopher F. Bennett, 30 Chatham Road, P.O. Box 216, Short Hills, New Jersey (NJ), 07078, (610) 564-6801

## Reporting persons
- Christopher F. Bennett (CIK 0001953973): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 75,950; shared voting power 0; sole dispositive power 75,950; shared dispositive power 0; aggregate amount beneficially owned 75,950 (3.59% of the class)
  Comment: The following constitutes Amendment No. 3 to Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D, as amended, as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock ($0.10 par value)
Name of issuer: Bel Fuse Inc.
Address of issuer's principal executive offices: 300 Executive Drive, Suite 300, West Orange, New Jersey (NJ), 07052

## Item 2. Identity and Background
Name of person filing: The name of the person filing this statement on Schedule 13D (the "Reporting Person") is Christopher F. Bennett.
Residence or business address: The address of the Reporting Person is P.O. Box 216, Short Hills, New Jersey 07078.
Present principal occupation or employment: The Reporting Person's principal occupation is serving as a partner of Petrus Partners Ltd., a private vertically integrated real estate and real asset fund management, investment management, and operating company.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person has used personal funds (approximately $3,090,962) to purchase the Shares. The shares of Class A Common Stock held by the Reporting Person are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 3 amends the Schedule 13D initially filed on November 10, 2022 and amended on March 3, 2023 and August 29, 2025. This Schedule 13D is filed to reflect the disposition of shares of Class A Common Stock by the Reporting Person and to reflect that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns in the aggregate 75,950 shares of Class A Common Stock, which represents approximately 3.59% of the Company's outstanding shares of Class A Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 2,115,263 shares of Common Stock issued and outstanding as of July 25, 2025 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed with the SEC on July 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above. The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above. The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule 1 hereto sets forth all transactions in the Common Stock by any Reporting Person during the past sixty days. Except for the transactions set forth on Schedule 1, none of the Reporting Persons effected any transaction during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 9/4/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Christopher F. Bennett: /s/ Christopher F. Bennett, Christopher F. Bennett (09/05/2025)